Exhibit 99.1

RADCOM Selected by Rakuten Mobile to Assure the World’s First
Fully Virtualized Cloud-Native Mobile Network

TEL AVIV, Israel - May 28, 2019 - RADCOM Ltd (NASDAQ: RDCM), today announced it has entered into a multi-year agreement with Rakuten Mobile, Inc. to provide RADCOM’s Network Intelligence solution for Rakuten Mobile’s unique and innovative mobile network which is planned to be launched in October this year. The new mobile network will be the world’s first fully virtualized, end-to-end cloud-native mobile network that adopts 5G systems architecture from launch. Rakuten Mobile chose RADCOM Network Intelligence because of its ability to monitor the entire end-to-end network, including the world’s first fully virtualized radio access network (RAN). RADCOM Network Intelligence will be tightly integrated across Rakuten Mobile’s distributed, telco cloud to assure the highest service quality is delivered to customers for voice, video, VoLTE, data, and IoT services from the mobile edge up to the network core.

“Rakuten aims to revolutionize the way a mobile network is operated by focusing on end-to-end customer centric indicators rather than just network performance indicators,” said Tareq Amin, chief technology officer of Rakuten Mobile, Inc. “RADCOM’s unique solution enables this on a highly dynamic, fully virtualized network. Integrating RADCOM’s solution into our telco cloud will increase the end-to-end user experience we deliver to our customers and reduce operational costs.”

“We are excited to be working with such an innovative and forward-thinking operator,” said Yaron Ravakie, chief executive officer of RADCOM. “This is a major validation of RADCOM’s leadership in the NFV assurance industry and is the result of our focused ongoing investment in R&D and product innovation.”

“As the leading fully virtualized assurance and visibility solution in the telecom market today, RADCOM Network Intelligence will provide Rakuten Mobile with an automated, end-to-end solution that is entirely cloud-native and embedded into their cloud,” added Rami Amit, chief technology officer of RADCOM. “This seamless integration enables faster time to resolution and, as a result, enhances the customer experience while paving the way to a closed-loop solution for 5G and beyond.”

RADCOM Network Intelligence will be deployed as multiple Virtual Network Functions (VNFs) that are highly scalable and cloud efficient, enabling customer experience agility for Rakuten Mobile’s new, innovative mobile network.

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About RADCOM

RADCOM (NASDAQ: RDCM) is the leading expert in cloud-native Network Intelligence for telecom operators transitioning to SDN/NFV. Providing a critical first step in an operator’s NFV transformation, RADCOM’s Network Intelligence delivers end-to-end network visibility from virtual tapping point to network insights. Comprised of RADCOM Service Assurance, RADCOM Network Visibility and RADCOM Network Insights, RADCOM’s Network Intelligence portfolio provides operators with complete visibility across their virtual and hybrid networks. RADCOM Network Intelligence is automated, cost-efficient, provides on-demand functionality and is specifically designed for the needs of telecom operators. RADCOM specializes in assuring next-generation, high capacity networks, including LTE, Advanced-LTE, 5G, IMS, SDN/NFV, and others. For more information on how to RADCOMize your network, today, please visit www.radcom.com, the content of which does not form a part of this press release.

For all investor enquiries, please contact:

Investor Relations:

Miri Segal

MS-IR LLC

+1-917-607-8654

msegal@ms-ir.com

Company Contact:

Amir Hai

Chief Financial Officer

+972-77-774-5011

amir.hai@radcom.com

Risks Regarding Forward-Looking Statements

Certain statements made herein that use words such as “expect,” “believe,” “will,” “plan,” or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. For example, when the Company discusses the integration of its products in Rakuten’s network and the expected results thereof, it is using forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the U.S. Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.

About Rakuten Mobile

Rakuten Mobile, Inc. is a Rakuten Group company that will operate a comprehensive range of businesses in mobile communications, as both a mobile network operator (MNO) and a mobile virtual network operator (MVNO), ICT and energy. Through innovation and advanced technology, Rakuten Mobile aims to provide appealing and convenient services that meet the needs of customers.